August 21, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Hongli Group Inc.

Acceleration Request for Registration Statement on Form F-3

Filed August 11, 2025 and amended on August 20, 2025

File No. 333-289457

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hongli Group Inc. hereby requests that the effective date and time of the above-referenced registration statement be accelerated to Friday August 22, 2025 at 4:00 pm Eastern Time, or as soon thereafter as practicable.

Once the above-referenced registration statement has been declared effective, please orally confirm that event with our counsel, David Manno of McCarter & English LLP at (212) 609-6833.

Thank you for your assistance in this matter.

Sincerely,

Hongli Group Inc.

By:	/s/ Jie Liu
Jie Liu
Chief Executive Officer